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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003

                SBS Broadcasting S.A.
(Translation or registrant's name into English)

                        8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING SA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        SBS Broadcasting S.A. is a Luxembourg Société Anonyme that is subject to the provisions of the law on Commercial Companies of August 10, 1915, as amended. SBS Broadcasting S.A. was founded on October 24, 1989, published as memorial number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. The registered office of SBS Broadcasting S.A. is 8-10 rue Mathias Hardt, L-1717 Luxembourg, and the telephone number is +352 40 7878. All references to the "Company", "SBS", "we" or "us" are to SBS Broadcasting S.A. and its consolidated subsidiaries.

        We own and/or operate television and radio broadcasting stations in Europe. We currently own and operate television stations that broadcast in or into Norway, Sweden, Denmark, Flemish Belgium, The Netherlands and Hungary. Additionally, we own a minority interest in television stations in Poland, Romania and Austria. We also own and operate radio stations in Denmark, Sweden, Finland and Greece. We intend to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise.

        The primary source of our revenue is the sale of advertising time on our television and radio stations. Our most significant station operating expenses are programming and distribution expenses, employee salaries and commissions, and advertising and promotional expenditures.

Television

        In Norway, we own 51% of, and operate, TVNorge, a national satellite-to-cable television station and over-the-air network that currently reaches approximately 87% of the television households in Norway. We own and operate Kanal 5, a satellite-to-cable television station based in, and transmitting from, the United Kingdom that currently reaches approximately 62% of the television households in Sweden. We own and operate TvDanmark 1, a satellite-to-cable station based in, and transmitting from, the United Kingdom into Denmark. We also own and operate TvDanmark 2, a network of nine local, over-the-air and must-carry (SMATV) television stations in Denmark. TvDanmark 1 and TvDanmark 2 currently reach approximately 56% and 77%, respectively, of the television households in Denmark.

        In the European television markets outside Scandinavia, we own and operate VT4, a cable television channel operating under a Flemish license, which is carried by all the cable systems in the Flemish-speaking community of Belgium and reaches approximately 97% of the television households in the Flemish-speaking community. In The Netherlands, we own 70% of and operate SBS6, NET5 and V8, national satellite-to-cable television channels that reach approximately 96% each of the television households in The Netherlands. In Hungary, we hold an 84% economic interest and a 49% voting interest in, and operate, TV2, a national over-the-air station that currently reaches approximately 95% of the television households in Hungary.

        In Poland, we own a 30.4% interest in TVN, a private over-the-air and satellite-to-cable television station that currently reaches approximately 85% of the Polish television households, including the ten largest urban areas. TVN also operates TVN7, a satellite-to-cable television station that currently reaches approximately 40% of the Polish television households. In Romania, we own 38% of prima TV, an over-the-air and satellite-to-cable television station that currently reaches approximately 53% of the television households in Romania. In Austria, we own 20% of ATV, a satellite-to-cable television station that currently reaches approximately 30% of the Austrian television households.

        We also own 100% of Broadcast Text International AB ("BTI"), one of Europe's largest suppliers of localization services. BTI supplies a full range of localization services, such as subtitling for television, cinema and DVD, and translation of documents, computer games and multimedia presentations, as well as localization of web pages.

Radio

        We own significant interests in, and operate, 20 radio stations in Europe. In Denmark, we own 100% of Nordisk Radioreklame A/S through which we operate the The Voice, Pop FM and Kiss FM in Copenhagen, The Voice and Pop FM in Odense, and The Voice and Pop FM in Aarhus (95% owned). In Sweden, we own and operate Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenbourg, Radio 106.7 RockKlassiker and Radio Easy FM in Stockholm.

        In Finland, we own and operate Radio Sata in Turku, Radio Mega in Oulu, Radio 957 in Tampere, Radio Jyväskylä in Jyväskylä, Radio City in Helsinki (90% owned) and Kiss FM, a semi-national radio network covering 79% of the population in Finland. In Finland, we also operate the Iskelmä/Schlager radio network, which includes five local radio stations. Additionally, in Greece we own a 70% interest in, and operate, LAMPSI FM ("Lampsi"), a radio station located in Athens.

Recent Developments

Radio

        In July 2003, we agreed to acquire Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications Inc. and from Norsk Aller AS. The total purchase price of these acquisitions is approximately €17.5 million, payable in SBS common shares, subject to certain guarantees. The acquisitions, which are subject to regulatory approvals in Norway and other conditions precedent, are expected to close in August 2003. With eight radio stations, Radio 1 Norge is the second largest commercial radio operation in Norway. Radio 2 operates 10 radio stations in Denmark and is the second largest commercial radio operation in Denmark. During 2002, Radio 1 Norge AS and Radio 2 A/S had revenues of approximately €12.0 million and €5.5 million, respectively.

        In July 2003, we also agreed to merge our Swedish radio operations with Bonnier Radio AB. The jointly owned company, SBS Radio AB, will be 51% owned and controlled by SBS and 49% owned by Bonnier. The merger, which comprises our 5 stations and Bonnier's 14 stations, is subject to Swedish regulatory approvals and is expected to close by the end of September 2003. Bonnier Radio AB had consolidated revenues of approximately €11.0 million in 2002.

        Following the completion of these transactions, SBS will operate and control 52 radio stations across the major Scandinavian markets.

Other

        In June 2003, we sold 4,012 shares of Lions Gate Entertainment Corp.'s 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9.0 million (€7.7 million), realizing a loss of €0.7 million. We retain 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp.

Financial Statements

        We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the US ("US GAAP").

        Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in US dollars. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the weighted average exchange rates for the period. Any resulting balance sheet translation adjustments are recorded as accumulated other comprehensive income (loss) within shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

        In the discussions of the results for the three and six months ended June 30, 2003 compared to the three and six months ended June 30, 2002, we divide our operations into two segments:

  •
  "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and V8 (in The Netherlands), jointly referred to as "our Dutch Television operations"; TV2, and from June 2002 MTM-Produktion and Interaktive (in Hungary), jointly referred to as "our Hungarian Television operations"; and other related operations that are not material. The result of our New Media activities is no longer considered a reportable segment and is included within our Television operations.

  •
  "Radio operations", which include: The Voice, Pop FM and KISS FM in Copenhagen, The Voice and Pop FM in Odense, and The Voice and Pop FM in Aarhus (in Denmark), jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg, Radio 106.7 Rockklassiker and Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, KISS FM, Radio City, Radio 957, Radio Jyväskylä and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi (in Greece).

        Results from TVN and TVN7 in Poland, prima TV in Romania, ATV in Austria, and through to October 21, 2002, Radio Noordzee in The Netherlands are not included in the operations referred to above, but are included in equity in income from unconsolidated subsidiaries. These are subsidiaries, in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations.

        When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	69.3%	63.8%	75.2%	70.0%
Selling, general and administrative expenses	15.8%	15.2%	18.1%	17.0%
Corporate expenses	2.6%	2.2%	2.5%	2.4%
Non-cash compensation	0.2%	—	0.2%	—
Depreciation and Amortization	4.4%	3.6%	4.7%	4.2%

Three months ended June 30, 2003 compared to three months ended June 30, 2002

Net Revenue

        Net revenue increased €19.0 million, or 14%, from €135.9 million for the three months ended June 30, 2002 to €154.9 million for the three months ended June 30, 2003. The increase was primarily attributable to increased net revenues of €17.9 million, or 14%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased viewing shares at almost all stations. Net revenues increased €6.6 million, or 39%, at Kanal 5, €5.6 million, or 11%, at our Dutch Television operations, €5.1 million, or 28%, at our Hungarian Television operations and €2.3 million, or 18%, at VT4. Our Danish Television operations had marginally increased net revenues and TVNorge had marginally decreased net revenues as compared to the same period last year, mainly due to a weakening of the Norwegian kroner against the euro.

        Our Radio operations net revenues increased €1.1 million, or 11%, mainly due to increased revenues at our Finnish Radio operations and Lampsi.

Station Operating Expenses

        Station operating expenses increased €4.6 million, or 5%, from €94.2 million for the three months ended June 30, 2002 to €98.8 million for the three months ended June 30, 2003. Station operating expenses expressed as a percentage of net revenues were 69.3% and 63.8% for the three months ended June 30, 2002 and 2003, respectively.

        Our Television operations had increased station operating expenses of €4.5 million, or 5%, for the three months ended June 30, 2003, compared to the three months ended June 30, 2002, mainly due to increased expenses at our Hungarian Television operations and Kanal 5 of €2.4 million and €2.0 million, respectively, primarily due to the cost of the Big Brother show.

        Our Radio operations had increased station operating expenses of €0.1 million, or 3%, mainly due to increased expenses at our Finnish Radio operations and Lampsi.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €2.0 million, or 9%, from €21.5 million for the three months ended June 30, 2002 to €23.5 million for the three months ended June 30, 2003, primarily attributable to increases of €1.7 million, or 10%, from our Television operations. Selling, general and administrative expenses expressed as a percentage of net revenues were 15.8% and 15.2% for the three months ended June 30, 2002 and 2003, respectively.

        The increase in selling, general and administrative expenses at our Television operations was mainly due to increased expenses of €1.4 million at our Dutch Television operations, primarily increased salaries, and increased expenses of €1.4 million at Kanal 5, primarily related to accrued performance bonuses and other expenses associated with the increase in revenues. These increases were partially offset by decreased selling, general and administrative expenses of €0.8 million at our Hungarian Television operations, due to non-recurring redundancy expenses recorded in the three months ended June 30, 2002.

        Our Radio operations had increased selling, general and administrative expenses of €0.3 million, or 8%, primarily due increased expenses at our Finnish Radio operations and Lampsi.

Corporate Expenses

        Corporate expenses decreased €0.1 million, or 2%, from €3.5 million for the three months ended June 30, 2002 to €3.4 million for the three months ended June 30, 2003. Corporate expenses expressed as a percentage of net revenues were 2.6% and 2.2% for the three months ended June 30, 2002 and 2003, respectively.

Non-cash Compensation

        We recorded no non-cash compensation in the three months ended June 30, 2003.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses decreased €0.4 million, or 7%, from €6.0 million for the three months ended June 30, 2002 to €5.6 million for the three months ended June 30, 2003, mainly attributable to reduced depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.4% and 3.6% for the three months ended June 30, 2002 and 2003, respectively.

Operating Income

        Operating income increased €13.1 million, or 125%, from €10.5 million for the three months ended June 30, 2002 to €23.6 million for the three months ended June 30, 2003, primarily attributable to increased operating income of €12.0 million at our Television operations.

        The increase in operating income at our Television operations was primarily attributable to increased operating income at Kanal 5 of €3.4 million, at our Dutch Television operations of €3.3 million, at our Hungarian Television operations of €3.1 million, and at VT4 of €2.4 million.

        Our Radio operations had increased operating income of €0.8 million, mainly due to increased operating income at our Finnish Radio operations and Lampsi.

Equity in Income from Unconsolidated Subsidiaries

        Equity in income from unconsolidated subsidiaries decreased €0.1 million, from €1.9 million for the three months ended June 30, 2002 to €1.8 million for the three months ended June 30, 2003.

Net Interest Expense

        Net interest expense decreased €0.4 million, or 6%, from €6.3 million in the three months ended June 30, 2002 to €5.9 million for the three months ended June 30, 2003. The decrease was primarily attributable to reduced interest expense on our 7% Convertible Subordinated Notes due to the repurchase of $10.0 million face value of the notes.

Foreign Exchange Gains

        Foreign exchange gains decreased €11.5 million, from €13.8 million for the three months ended June 30, 2002 to €2.3 million for the three months ended June 30, 2003, primarily attributable to a currency gain of €9.9 million in the three months ended June 30, 2002 compared to a currency gain of €2.8 million in the three months ended June 30, 2003, related to our dollar-denominated 7% Convertible Subordinated Notes. In addition, in the three months ended June 30, 2003, we realized foreign exchange losses of €1.5 million at our Hungarian Television operations due to a devaluation of the Hungarian forint in June.

Investment Losses

        We recorded net investment losses of €0.3 million in the three months ended June 30, 2003, mainly related to the sale of our investment in Lions Gate Entertainment Corp.

Other Expenses, Net

        Other expenses, net, increased €0.2 million from €0.1 million for the three months ended June 30, 2002 to €0.3 million for the three months ended June 30, 2003, mainly due to increased municipality taxes at our Hungarian Television operations.

Income Taxes

        Income taxes increased €2.1 million from €38,000 for the three months ended June 30, 2002 to €2.1 million for the three months ended June 30, 2003, mainly due to increased income taxes at Kanal 5.

Net Income

        As a result of the foregoing, our net income decreased €1.6 million from €17.8 million for the three months ended June 30, 2002 to €16.2 million for the three months ended June 30, 2003.

Six months ended June 30, 2003 compared to six months ended June 30, 2002

Net Revenue

        Net revenue increased €27.7 million, or 11%, from €242.9 million for the six months ended June 30, 2002 to €270.6 million for the six months ended June 30, 2003. The increase was primarily attributable to increased net revenues of €25.5 million, or 11%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased viewing shares at most of our stations. Net revenues at Kanal 5 and our Hungarian Television operations increased €11.2 million, or 36%, and €8.0 million, or 26%, respectively. Our Dutch Television operations had increased net revenues of €7.3 million, or 8%, and VT4 had increased net revenues of €1.7 million, or 7%. TVNorge had increased net revenues of €0.8 million, or 3%, mainly due to an increase in the television advertising market. Danish Television operations had marginally increased net revenues.

        Our Radio operations net revenues increased €2.2 million, or 12%, mainly due to increased revenues at our Finnish Radio operations and Lampsi.

Station Operating Expenses

        Station operating expenses increased €6.7 million, or 4%, from €182.6 million for the six months ended June 30, 2002 to €189.3 million for the six months ended June 30, 2003. Station operating expenses expressed as a percentage of net revenues were 75.2% and 70.0% for the six months ended June 30, 2002 and 2003, respectively.

        The increase in station operating expenses at our Television operations was mainly due to an increase at our Dutch Television operations of €2.9 million, or 4%, mainly due to increased cost of local productions, which was not broadcast in the six months ended June 30, 2002. Our Hungarian Television operations and Kanal 5 had increased station operating expenses of €2.9 million and €2.4 million, respectively, mainly due to the cost of the Big Brother show. Such increases were partly offset by decreased station operating expenses at TVNorge of €1.7 million, or 8%, mainly due to savings within distribution cost.

        Our Radio operations had increased station operating expenses of €0.4 million, or 5%, mainly due to increased expenses at our Finnish Radio operations and Lampsi.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €2.2 million, or 5%, from €43.9 for the six months ended June 30, 2002 to €46.1 million for the six months ended June 30, 2003, primarily attributable to increases of €1.8 million, or 5%, from our Television operations. Selling, general and administrative expenses expressed as a percentage of net revenues were 18.1% and 17.0% for the six months ended June 30, 2002 and 2003, respectively.

        The increase in selling, general and administrative expenses at our Television operations was mainly due to increased expenses of €1.6 million at our Dutch Television operations, primarily increased office rent and salaries, and increased expenses of €2.1 million at Kanal 5, primarily related to accrued performance bonuses and other expenses associated with the increase in revenues. These increases were partially offset by decreased selling, general and administrative expenses of €1.2 million at VT4, mainly due to the higher marketing expenses in 2002 related to the relaunch of the station.

        Our Radio operations had increased selling, general and administrative expenses of €0.4 million, or 5%, primarily due increased expenses at Lampsi.

Corporate Expenses

        Corporate expenses increased €0.4 million, or 7%, from €6.1 million for the six months ended June 30, 2002 to €6.5 million for the six months ended June 30, 2003. Corporate expenses expressed as a percentage of net revenues were 2.5% and 2.4% for the six months ended June 30, 2002 and 2003, respectively.

Non-cash Compensation

        We recorded no non-cash compensation in the six months ended June 30, 2003.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses decreased €0.2 million, or 2%, from €11.5 million for the six months ended June 30, 2002 to €11.3 million for the six months ended June 30, 2003, mainly attributable to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.7% and 4.2% for the six months ended June 30, 2002 and 2003, respectively.

Operating Income (Loss)

        Operating income (loss) improved €18.9 million from a loss of €1.6 million for the six months ended June 30, 2002 to an income of €17.3 million for the six months ended June 30, 2003, primarily attributable to increased operating income of €17.4 million at our Television operations.

        The increase in operating income at our Television operations was primarily attributable to increased operating income at Kanal 5 and our Dutch Television operations of €7.0 million, and €1.8 million, respectively. The increase was also attributable to improved performance at our Hungarian Television operations of €4.3 million, at TV Norge of €3.1 million, at VT4 of €2.3 million and at our Danish Television operations of €1.5 million.

        Our Radio operations had increased operating income of €1.5 million, mainly due to increased operating income at our Finnish Radio operations and Lampsi.

Equity in Income from Unconsolidated Subsidiaries

        Equity in income from unconsolidated subsidiaries increased €1.9 million from €0.3 million for the six months ended June 30, 2002 to €2.2 million for the six months ended June 30, 2003. The increase was mainly attributable to the absence of net losses of €1.7 million in the six months ended June 30, 2003 associated with our interest in ATV in Austria.

Net Interest Expense

        Net interest expense decreased €1.2 million, or 9%, from €13.0 million for the six months ended June 30, 2002 to €11.8 million for the six months ended June 30, 2003. The decrease was primarily attributable to reduced interest expense on our 7% Convertible Subordinated Notes due to the repurchase of $10 million face value of the notes.

Foreign Exchange Gains

        Foreign exchange gains decreased €7.5 million, from €12.2 million for the six months ended June 30, 2002 to €4.7 million for the six months ended June 30, 2003, primarily attributable to a currency gain of €8.2 million in the six months ended June 30, 2002 compared to a currency gain of €5.2 million in the six months ended June 30, 2003, related to our dollar-denominated 7% Convertible Subordinated Notes. In addition, in the six months ended June 30, 2003, we realized foreign exchange losses of €2.1 million at our Hungarian Television operations due to a devaluation of the Hungarian forint in June.

Investment Gain (Loss)

        Net investment gain (loss) decreased €0.3 million from a gain of €0.2 million the six months ended June 30, 2002, to a loss of €0.1 million in the six months ended June 30, 2003, mainly due to net losses recorded on the sale of our investments in BetandWin.com Interactive Entertainment AG and Lions Gate Entertainment Corp.

Gain on Extinguishment of Debt

        In the six months ended June 30, 2003, we recorded a gain of €0.1 million realized on the extinguishment of $5.0 million face value of our 7% Convertible Subordinated Notes. At June 30, 2003 the outstanding face value of such notes was reduced to $65.0 million (€56.9 million).

Other Expenses, Net

        Other expenses, net, increased €0.4 million from €0.3 million for the six months ended June 30, 2002 to €0.7 million for the six months ended June 30, 2003, mainly due to increased municipality taxes at our Hungarian Television operations.

Income Taxes

        Income taxes increased €2.2 million from €0.2 million for the six months ended June 30, 2002 to €2.4 million for the six months ended June 30, 2003, mainly due to increased income taxes at Kanal 5.

Net Income (Loss)

        As a result of the foregoing, our net income (loss) improved €9.7 million from a loss of €2.1 million for the six months ended June 30, 2002 to an income of €7.6 million for the six months ended June 30, 2003.

Liquidity and Capital Resources

        At June 30, 2003, we had cash and cash equivalents of €72.0 million and working capital of €106.5 million.

        We conduct our operations through our subsidiaries. Therefore, our primary internal source of cash and our ability to service debt are dependent upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to service our debt, or to make any funds available for our debt, whether by dividends, loans or other payments. In addition, payments of dividends and the making of loans and advances or other payments to us by our subsidiaries are subject in some cases to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. SBS depends on its subsidiaries and associated companies to provide it with funds to meet its obligations but the subsidiaries and associated companies are not obliged to repay our 12% Senior Notes due 2008 ("Senior Notes"). If the Company's subsidiaries or associated companies are unable to pay dividends or otherwise distribute cash or make cash payments, to the Company when the Company needs additional cash flow, the company may be unable to satisfy its obligation under its Senior Notes.

        Cash provided by operations was €20.8 million for the six months ended June 30, 2003, compared to cash used in operations of €0.4 million for the six months ended June 30, 2002. The improvement was primarily due to improved operating results during the six months ended June 30, 2003 compared to the six months ended June 30, 2002.

        Cash used in investing activities was €1.1 million for the six months ended June 30, 2003, compared to €23.3 million for the six months ended June 30, 2002. The decrease was primarily due to the absence in 2003 of payments related to acquisitions, and proceeds from the sale of our investments in BetandWin.com Interactive Entertainment AG and Lions Gate Entertainment Corp. in the six months ended June 30, 2003.

        Cash used in financing activities was €12.7 million for the six months ended June 30, 2003, compared to €2.1 million for the six months ended June 30, 2002. The increase was primarily due the acquisition and redemption of $5.0 million of the 7% Convertible Subordinated Notes and scheduled debt repayment in the six months ended June 30, 2003.

        On June 14, 2001, we issued an aggregate principal amount of €135 million of Senior Notes. Interest is payable semi-annually in June and December. The terms of the indenture agreement in respect of the notes restrict our ability to obtain additional financing, pay dividends, and make additional investments. The terms also require us to maintain certain debt to EBITDA operating ratios. As of June 30, 2003 we were in compliance with all debt covenants in the indenture governing our Senior Notes.

        On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1.4 billion (€5.7 million) to TV2 (the "New Loan"), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. The maturity date of the New Loan is March 24, 2006. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

        On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1.7 million.

        In June 2003, we sold 4,012 shares of Lions Gate Entertainment Corp.'s 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9.0 million (€7.7 million), realizing a loss of €0.7 million. We retain 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp.

        In December 2002, the Company granted International Trading and Investments Holdings S.A. ("ITI") an option to purchase all of our 30.4% equity interest in TVN for the greater of our pro rata share of (i) twelve times TVN's average EBITDA for 2002 and 2003 less TVN's net debt, or (ii) twelve times TVN's 2003 EBITDA less net debt, with a minimum cash consideration of $130 million. The call option is exercisable until December 31, 2003.

        We believe that our current cash balances together with available credit will be adequate to satisfy our anticipated operating and capital requirements for the foreseeable future. Our future liquidity is contingent upon continued improved operating results of our existing television and radio stations. Our ability to realize these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors, many of which are beyond our control.

Capital and Commercial Commitments

        The following table and discussion reflect the Company's significant commercial obligations and other commercial commitments as of June 30, 2003 (in thousands):

	Payment Due by Period
Capital Commitment	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
Long term debt	€216,249	€ 6,333	€ 73,274	€136,620	€ 22
Interest on long term debt	80,928	21,207	35,421	24,300	—
Operating leases	94,556	25,689	46,563	15,782	6,522
Program contracts	301,342	163,371	137,931	—	—

        The amounts were calculated using the interest rates as of June 30, 2003 for variable rate debt agreements and the foreign exchange rates as of June 30, 2003 for commitments not denominated in euro.

        Upon a change of control, our €135 million of 12% Senior Notes due June 15, 2008, would be payable at 101% of the face amount plus accrued and unpaid interest.

        As part of our agreements for the sale and purchase of unconsolidated subsidiaries, we have certain contractual commitments which are not included as liabilities on our consolidated balance sheet nor are included in the above table as the obligation, if any, is not known at this time. The contractual commitments are as follows:

        In connection with our agreement with ITI, the majority shareholder of TVN, regarding our investment in TVN, we currently indemnify ITI against our pro rata share of any payments made by ITI pursuant to guarantees provided by it on behalf of TVN to certain bank lenders and program suppliers. At June 30, 2003, our maximum exposure in connection with such indemnity was approximately €20 million.

        In connection with our agreement with ITI regarding our investment in TVN, in the event that we become subject to certain changes of control, ITI would have the right to require us to purchase ITI's remaining interest in TVN under certain conditions, failing which ITI may have the right to purchase our interest in TVN.

        We may be required to purchase an additional 29.5% interest in Romanian Broadcasting Corporation Ltd. ("RBC"), which controls prima TV in Romania. The purchase price is equal to a multiple of eight times the average annual EBITDA of prima TV. We also guarantee the obligations of RBC under a put option agreement between ourselves and the minority shareholders of Ameron Ltd.

        We anticipate that we will fund such obligations and commitments with cash flow from operations. We may also need to seek additional borrowings to meet such obligations and commitments.

Critical Accounting Policies

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The Securities and Exchange Commission has defined a company's critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

  Program Rights

        The Company's accounting for its program rights inventory requires judgment as to the likelihood that such assets will generate sufficient revenue to cover the associated expense by attracting an appropriate audience. The carrying value of our program rights inventory is reviewed periodically and at least annually to determine whether a write-down is required. The Company did not record significant write-downs in the six months ended June 30, 2002 and 2003. The amortization of our program rights is estimated in accordance with SFAS 63, Financial Reporting by Broadcasters and our historical experience with similar program types.

  Investments

        We have invested in equity securities of other companies. We are required to evaluate our investments for other-than temporary impairment. Our assessment is based on: all available evidence, including the duration and the extent to which the investment's market price (if available) is less than our carrying value, the financial health of the investee, the investee's expected future operational performance and liquidity, and regional and industry economic forecasts. Based upon the available evidence, we have determined that no material impairment occurred in the six months ended June 30, 2002 and 2003.

  Long-lived assets

        We are required to assess whether the value of our long-lived assets, including our buildings, improvements, technical and other equipment, and amortizable intangible assets have been impaired. An assessment is required whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. We do not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. There were no events that required us to perform an assessment of our long-lived assets for the six months ended June 30, 2003. If events or circumstances change, we may be required to record impairment charges not previously recorded for these assets.

  Goodwill

        We are required to test our goodwill for impairment at least annually. Our test includes the estimation of the fair value of our reporting units. As our reporting units are not separately traded, we are required to estimate their fair value. Our estimation of fair value is based on expected future operating performance and valuations of other European broadcasters. We did not record any impairment of our goodwill as a result of annual impairment tests. We will be required to complete a goodwill test annually or earlier if changes in the operating results of the reporting unit or changes in the valuation of European broadcasters occur. We complete our annual impairment test during the fourth quarter. No impairment indicators were identified during the six months ended June 30, 2003. Future impairment tests may result in a material impairment of goodwill if such adverse conditions occur.

Impact of Recently Issued Accounting Standards

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51. FIN 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. FIN 46 is effective immediately for variable interests created or obtained after January 31, 2003, and in the interim period after June 15, 2003 for variable interests acquired before February 1, 2003. We are currently evaluating our existing non-consolidated investments to determine if FIN 46 requires consolidation of any of these investments beginning in the third quarter of 2003.

Market Risk

        We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risk exists to the extent our revenue and costs are denominated in currencies other than our functional currency and the functional currencies of our subsidiaries. During the first six months of 2003, the U.S. dollar weakened 8% against the euro and the Norwegian kroner and the Hungarian forint decreased 12% and 11%, respectively, against the euro. The relative strength of the euro to the U.S. dollar has reduced our obligations for our 7% Convertible Subordinated Notes. The functional currencies of our subsidiaries, other than TV Norge and our Hungarian Television operations, did not change significantly against the euro during the first six months of 2003. We are also subject to market risk deriving from changes in interest rates, which may affect the cost of our current and future financing. However, the majority of our long-term debt bears interest at fixed interest rates. See Item 11 in our 2002 Form 20-F for additional information on market risks.

Exchange Rates

        The following table presents the period-end and average exchange rates against the euro for the currencies in Norway (Norwegian kroner), Denmark (Danish kroner), Sweden (Swedish kronor), Hungary (Hungarian forint), Poland (Polish zloty) and for the U.S. dollar at the dates and for the periods indicated. The year-end exchange rates presented below are the rates quoted by the European Central Bank ("ECB") based on the daily concertation procedure between central banks within and outside the European System of Central Banks, which takes place daily at 2:15 p.m. (ECB time); and the average rates presented below were determined by averaging the daily rates of the respective currencies during the periods indicated.

	Six months ended June 30,
	2002	2003
Norwegian kroner equivalent of €1.00
—end of period	7.4305	8.2935
—average during period	7.6730	7.7545
Swedish kroner equivalent of €1.00
—end of period	9.0825	9.2488
—average during period	9.1586	9.1623
Danish kroner equivalent of €1.00
—end of period	7.4305	7.4299
—average during period	7.4329	7.4278
Hungarian forints equivalent to €1.00
—end of period	244.6700	266.6100
—average during period	243.4250	247.2832
Polish zloty equivalent to €1.00
—end of period	4.0091	4.4775
—average during period	3.6695	4.2729
U.S. dollar equivalent to €1.00
—end of period	0.9856	1.1427
—average during period	0.8983	1.1049

Trends Information

        The principal trend known to management that will affect our revenues and profitability is the growth of the commercial television market in our existing markets and in the new markets that we may enter. The pace and extent of such trends cannot be predicted.

        Inflationary trends in the markets in which we operate have been stable (downward in the case of Hungary) in the last three years. Such trends have an impact upon many of our operating costs. Currently, inflation in our markets ranges from approximately 2-4% in Western Europe to approximately 5% in Hungary. Management does not believe that current inflationary trends will have a material effect upon our business. Future inflationary trends cannot be predicted.

        For the past year the euro has displayed a strengthening trend versus the U.S. dollar. This trend has reduced our cost of acquiring U.S. programming rights. Future exchange rate trends cannot be predicted.

Forward Looking Statements

        This report on Form 6-K contains various "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward looking statements be subject to the safe harbours created thereby. These forward looking statements represent our expectations and beliefs regarding future events and can be identified by the use of forward looking terminology such as "may", "will", "expect", "should", "intend", "anticipate", "estimate", "assumes" or the negative thereof or comparable terminology. The forward looking statements contained in this Form 6-K include, without limitation, the following statements: (i) our intention to continue acquiring interests in and developing television and radio stations in our current markets and other parts of Europe as opportunities arise, and (ii) our belief that our current cash balances and available credit should be adequate to satisfy our currently anticipated operating and capital requirements for the foreseeable future.

        We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements contained in this Form 6-K, including, without limitation, the following: (i) the impact of extensive government regulation of broadcast operations in our existing and proposed markets, (ii) the impact of competition from other commercial and government stations and other forms of advertising supported media, including the available quantity and pricing of advertising by such competitors, (iii) our ability to obtain and/or renew broadcasting licenses, (iv) our ability to acquire requisite regulatory approvals and consents in connection with pending transactions involving us, (v) the popularity of our programming, (vi) the cost and availability of the programming to us, (vii) our ability to expand our penetration in our current markets and to enter new markets, (viii) the availability of attractive opportunities to expand our broadcast operations, (ix) general economic conditions, (x) changes in foreign exchange rates, (xi) the effects of changes in rates of advertising spending growth, (xii) general conditions in the financial and capital markets and conditions in the financial and capital markets in the countries in which we operate and (xiii) our success at managing the risks that arise from these and other uncertainties. Results actually achieved may differ materially from the expected results contemplated by these statements.

SBS BROADCASTING SA
CONSOLIDATED BALANCE SHEETS
(in thousands of euro)

	December 31, 2002	June 30, 2003
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	€67,040	€72,005
Short-term investments	10,408	633
Accounts receivable trade, net of allowance for doubtful accounts of €2,689 (€2,625 in 2002)	82,291	74,346
Accounts receivable, affiliates	1,480	1,865
Restricted cash and cash in escrow	1,574	4,445
Program rights inventory, current	111,329	106,294
Other current assets	20,031	24,487

Total current assets	294,153	284,075
Buildings, improvements, technical and other equipment, net of accumulated depreciation	37,606	33,969
Goodwill	105,528	103,515
Amortized intangible assets	6,082	8,131
Program rights inventory, non-current	71,982	68,555
Deferred financing cost, net of accumulated amortization	6,395	5,577
Investments in and advances to unconsolidated subsidiaries	143,664	146,650
Notes receivable	870	899
Other assets	1,231	1,581

Total assets	€ 667,511	€ 652,952

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€32,903	€27,481
Accrued expenses	54,453	60,294
Program rights payable, current	68,185	70,216
Notes payable, current	1,355	—
Current portion of long-term debt	6,711	6,333
Deferred income, current	13,668	13,212

Total current liabilities	177,275	177,536
Program rights payable, non-current	31,187	28,087
7% convertible subordinated notes due 2004	66,749	56,883
12% senior notes due 2008	135,000	135,000
Other long-term debt	22,232	18,033
Deferred income, non-current	2,446	2,082
Other non-current liabilities	10,801	11,952
Minority interest	23,115	23,982
Shareholders' equity:
Common shares (authorized 75,000,000 issued 28,623,120 at par value €2.00)	57,246	57,246
Additional paid-in capital	617,214	616,773
Accumulated deficit	(475,019)	(467,450)
Treasury shares at cost (2,235 common shares)	(502)	(61)
Accumulated other comprehensive loss	(233)	(7,111)

Total shareholders' equity	198,706	199,397

Total liabilities and shareholders' equity	€ 667,511	€ 652,952

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF OPERATIONS
AND STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
(in thousands of euro, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Net revenue	€135,882	€154,932	€242,903	€270,582
Operating expenses:
Station operating expenses	94,188	98,816	182,588	189,289
Selling, general and administrative expenses	21,492	23,521	43,918	46,115
Corporate expenses	3,526	3,452	6,118	6,551
Non-cash compensation	207	—	414	—
Depreciation	4,051	3,687	7,434	7,372
Amortization	1,968	1,903	4,072	3,953

Total operating expenses	125,432	131,379	244,544	253,280

Operating income (loss)	10,450	23,553	(1,641)	17,302
Equity in income from unconsolidated subsidiaries	1,894	1,761	346	2,216
Interest income	338	329	660	468
Interest expense	(6,628)	(6,241)	(13,687)	(12,285)
Foreign exchange gain	13,834	2,322	12,234	4,662
Investment gain (loss)	—	(344)	195	(54)
Gain on extinguishments of debt	—	—	—	109
Other expense, net	(78)	(269)	(309)	(736)

Income (loss) before income taxes and minority interest	19,810	21,111	(2,202)	11,682
Income taxes	(38)	(2,092)	(161)	(2,390)

Income (loss) before minority interest	19,772	19,019	(2,363)	9,292
Minority interest in (income) losses, net	(1,994)	(2,793)	214	(1,723)

Net income (loss)	€17,778	€16,226	€(2,149)	€7,569

Net income (loss) per common share—basic:	€0.62	€0.57	€(0.08)	€0.26

Net income (loss) per common share—diluted:	€0.62	€0.56	€(0.08)	€0.26

Weighted average common shares—basic	28,489	28,620	28,412	28,616

Weighted average common shares—diluted	28,772	30,857	28,412	28,620

Net income (loss)	€17,778	€16,226	€(2,149)	€7,569
Currency translation adjustment	(2,225)	(2,242)	(943)	(6,878)
Unrealized holding (losses) gains during period	60	—	—	—
Reclassification adjustment for realized (gains) losses included in net income	—	281	—	—

Comprehensive net income (loss)	€15,613	€14,265	€(3,092)	€691

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands of euro)

	Six months ended June 30,
	2002	2003
Cash flows from operating activities:
Net income (loss)	€ (2,149)	€ 7,569
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Revenue recorded in exchange for equity investments	(3,504)	(719)
Non-cash compensation	414	—
Depreciation and amortization	11,506	11,325
Equity in income from unconsolidated subsidiaries	(346)	(2,216)
Non-cash interest expense	1,102	789
Foreign exchange gain on long-term debt	(8,109)	(4,240)
Gain on extinguishments of debt	—	(109)
Investment losses, net	—	54
Minority interest in income (loss)	(214)	1,723
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(1,922)	5,113
Accounts receivable, affiliates	(364)	(285)
Program rights inventory, net	(890)	4,069
Other current assets	1,238	(8,137)
Other non-current assets	(670)	(370)
Accounts payable and accrued expenses	1,843	2,846
Deferred income	4,172	517
Other liabilities	(2,547)	2,849

Cash (used in) provided by operating activities	(440)	20,778

Cash flows from investing activities:
Proceeds from sale of fixed assets	2,912	—
Proceeds from sale of short-term investments	—	9,387
Cash capital expenditure	(15,670)	(10,385)
Payment for purchase of acquired business, net of cash acquired	(10,518)	(114)

Cash used in investing activities	(23,276)	(1,112)

Cash flows from financing activities:
Net change in short-term borrowings	(1,958)	(1,295)
Proceeds from issuance of common shares	386	—
Net change in restricted cash and cash in escrow	2,133	(3,026)
Payment of long-term debt	(2,362)	(8,224)
Payment of capital lease obligation	(335)	(112)

Cash used in financing activities	(2,136)	(12,657)

Effect of exchange rate changes on cash and cash equivalents	(2,353)	(2,044)
Net change in cash and cash equivalents	(28,205)	4,965
Cash and cash equivalents, beginning of period	70,393	67,040

Cash and cash equivalents, end of period	€ 42,188	€ 72,005

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of euro)

	Common shares	Additional paid-in capital	Accumulated deficit	Unearned compen- sation	Treasury shares	Accumulated other comprehensive income (loss)	Total
Balance at January 1, 2002	€56,703	€616,845	€(439,295)	€(828)	€(502)	€710	€233,633
Exercise of stock options as to 234,865 Common Shares	470	(90)	—	—	—	—	380
Issuance of 36,724 Common Shares in exchange for 300,068 stock options	73	459	—	—	—	—	532
Amortization of unearned compensation	—	—	—	828	—	—	828
Currency translation adjustment	—	—	—	—	—	(943)	(943)
Net loss	—	—	(35,724)	—	—	—	(35,724)

Balance at December 31, 2002	57,246	617,214	(475,019)	—	(502)	(233)	198,706
Re-issuance of 15,999 treasury shares	—	(441)	—	—	441	—	—
Currency translation adjustment	—	—	—	—	—	(6,878)	(6,878)
Net income	—	—	7,569	—	—	—	7,569

Balance at June 30, 2003 (unaudited)	€57,246	€616,773	€(467,450)	€—	€(61)	€(7,111)	€199,397

SBS BROADCASTING SA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands of euro)

Note 1—Basis of Presentation

        The accompanying unaudited consolidated financial statements have been prepared for the three and six months ended June 30, 2002 and 2003, in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2003, are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. For further information, refer to the consolidated financial statements for the year ended December 31, 2002, and related notes thereto, included in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 15, 2003.

        The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by US GAAP for complete financial statements.

        The consolidated financial statements include the accounts of the Company and its subsidiaries in which it has management control in Sweden, Denmark, Norway, Finland, Flemish Belgium, the Netherlands, Hungary, Greece, the United Kingdom and Luxembourg. All intercompany transactions and balances have been eliminated.

        Television advertising sales in our markets tend to be lowest during the third quarter of each calendar year, which includes the summer holiday period (typically July and August) and highest during the fourth quarter of each calendar year.

Impact of Recently Issued Accounting Standards

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51. FIN 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. FIN 46 is effective immediately for variable interests created or obtained after January 31, 2003, and in the interim period after June 15, 2003 for variable interests acquired before February 1, 2003. The Company is currently evaluating its existing non-consolidated investments to determine if FIN 46 requires consolidation of any of these investments beginning in the third quarter of 2003.

Note 2—Recent Developments

        On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1.7 million.

        In June 2003, we sold 4,012 shares of Lions Gate Entertainment Corp.'s 5.25% Convertible Redeemable Preferred Shares, Series A to Lions Gate Entertainment for $9.0 million (€7.7 million), realizing a loss of €0.7 million. We retain 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp.

        In July 2003, we agreed to acquire Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark from wholly owned subsidiaries of Clear Channel Communications Inc. and from Norsk Aller AS. The total purchase price of these acquisitions is approximately €17.5 million, payable in SBS common shares, subject to certain guarantees. The acquisitions, which are subject to regulatory approvals in Norway and other conditions precedent, are expected to close in August 2003. With eight radio stations, Radio 1 Norge is the second largest commercial radio operation in Norway. Radio 2 operates 10 radio stations in Denmark and is the second largest commercial radio operation in Denmark. During 2002, Radio 1 Norge AS and Radio 2 A/S had revenues of approximately €12.0 million and €5.5 million, respectively.

        In July 2003, we also agreed to merge our Swedish radio operations with Bonnier Radio AB. The jointly owned company, SBS Radio AB, will be 51% owned and controlled by SBS and 49% owned by Bonnier. The merger, which comprises our 5 stations and Bonnier's 14 stations, is subject to Swedish regulatory approvals and is expected to close by the end of September 2003. Bonnier Radio AB had consolidated revenues of approximately €11.0 million in 2002.

Note 3—Stock-based Compensation

        The Company has elected to account for stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees ("ABP 25") and related Interpretations. As the exercise price of the stock options were awarded at or above the fair market value on the date of grant, no compensation expense has been recorded except for the vesting of restricted stock awards that are included as non-cash compensation.

        The following table illustrates the impact to net income (loss) and net income (loss) per share if the Company accounted for its stock options granted to employees using the fair value method under Statement of Financial Accounting Standards No. 123 Accounting for Stock-based Compensation ("FAS 123"). For purposes of the FAS 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period, therefore, the impact on pro forma net income (loss) for the three and six-months ended June 30, 2003 may not be representative of the impact in future periods. The Company's pro forma information follows (in thousands, except share data):

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Net income (loss), as reported	€17,77	€16,226	€(2,149)	€7,569
Add: Stock-based compensation expense included in reported net loss	207	—	414	—
Deduct: Total stock-based compensation expense determined using the fair value method	(4,382)	(3,499)	(8,765)	(5,447)

Pro forma net income (loss)	€13,603	€12,727	€(10,500)	€2,122

Basic net income (loss) per share, as reported	€0.62	€0.57	€(0.08)	€0.26
Diluted net income (loss) per share, as reported	€0.62	€0.56	€(0.08)	€0.26
Pro forma basic net income (loss) per share	€0.48	€0.44	€(0.37)	€0.07
Pro forma diluted net income (loss) per share	€0.47	€0.41	€(0.37)	€0.07

Note 4—Earnings Per Share

        The per-share calculations shown in Consolidated Statement of Operations for the three and six-month periods ended June 30, 2003 and 2002 are computed in accordance with Statement of

Financial Accounting Standards No. 128 Earnings per Share. The following table reconciles the numerator and the denominator used for calculating the diluted earnings per share (in thousands):

	Three months ended June 30,			Six months ended June 30,
	2002		2003	2002	2003
Numerator:
Net income (loss)	€17,778		€16,226	€(2,149)	€7,569
Add: Interest on 7% convertible subordinated notes due 2004 unless it is anti-dilutive	—		986	—	—

Net income (loss) used to calculate diluted earnings per share	€17,778		€17,212	€(2,149)	€7,569

Denominator:
Weighted average common shares	28,489		28,620	28,412	28,616
Effect of dilutive securities:
Employee stock options	283		6	247 *	4
7% convertible subordinated notes	2,575	*	2,231	2,575 *	2,403	*
Less anti-dilutive items (*)	(2,575)		—	(2,822)	(2,403)

Weighted average common shares—diluted	28,772		30,857	28,412	28,620

Diluted earnings per share	€0.62		€0.56	€(0.08)	€0.26

Note 5—Goodwill and Other Intangible Assets

        Statements of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, prescribes a two-phase process for impairment testing of goodwill, which is performed once annually, absent indicators of impairment. The first phase screens for impairment, while the second phase (if necessary) measures the impairment. We have elected to perform our annual analysis during the fourth quarter of each year. No indicators of impairment were identified during the first six months of 2003. There were no changes to goodwill during the six-months ended June 30, 2003 other than currency translation adjustments. The goodwill balance as of December 31, 2002 and June 30, 2003 was €105.5 million and €103.5 million, respectively.

        Intangible assets comprised the following at December 31, 2002 and June 30, 2003, respectively (in thousands):

	December 31, 2002			June 30, 2003
	Gross carrying amount	Accumulated amortization	Amortized intangible assets, net	Gross carrying amount	Accumulated amortization	Amortized intangible assets, net
Broadcasting licenses	€9,818	€(6,491)	€3,327	€6,181	€(575)	€5,607
Other intangible assets	7,739	(4,984)	2,755	7,669	(5,145)	2,524

Total	€17,557	€(11,475)	€6,082	€13,851	€(5,720)	€8,131

        The weighted-average amortization period for broadcasting licenses and other amortizable intangible assets is 1 year and 3 years, respectively.

Note 6—Accumulated Other Comprehensive Loss

        The components of accumulated other comprehensive loss are as follows:

	Currency Translation Adjustments	Unrealized Gains (Losses) on Available- for-sale Securities	Total
Balance at January 1, 2003	€(233)	€—	€(233)
Currency translation adjustment	(6,878)	—	(6,878)

Balance at June 30, 2003	€(7,111)	€—	€(7,111)

Note 7—Commitments

        The Company has guaranteed the obligations of certain consolidated subsidiaries under their debt agreements to third parties. These debt agreements are fully reflected in the Company's consolidated balance sheets. The guarantees aggregate to €23.6 million

        The Company has entered into guarantees and indemnification agreements with third parties that relate to unconsolidated entities in Poland and Romania as described in Note 2 to the Company's Annual Report on Form 20-F and in Liquidity and Capital Ressources of this 6-K. The maximum exposure of these guarantees and indemnification agreements is approximately €20 million at June 30, 2003. The Company has not accrued any liability for their performance under these guarantees, as their performance obligation is not considered probable at June 30, 2003.

        The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 8—Segment Reporting

        Segment information is presented in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"). FAS 131 requires segmentation of financial information based upon the allocation of resources and assessment of performance by the chief operating decision maker. The Company's chief operating decision maker allocates resources and assesses performance for each country's television or radio operations. Due to similar economic characteristics, the Company's operating segments are further aggregated into two reporting segments: (i) "Television operations" and (ii) "Radio operations". Beginning in the first quarter of 2003, the results of the New Media operations are no longer considered a reportable segment and all prior period amounts are reclassified to the Television segment.

	Three months ended June 30,		Six months ended June 30,
Television operations
	2002	2003	2002	2003
Net revenue:
TV Norge (in Norway)	€14,354	€14,160	€25,420	€26,259
Kanal 5 (in Sweden)	16,784	23,409	31,356	42,595
TV Danmark 1 and 2 (in Denmark)	10,615	10,644	20,068	20,249
VT4 (in Belgium)	12,548	14,819	24,131	25,816
SBS6, NET5 and V8 (in the Netherlands)	50,238	55,846	88,115	95,464
TV2 (in Hungary)	18,609	23,738	30,812	38,849
Other	2,259	707	4,968	1,142

Total net revenue	125,407	143,323	224,870	250,374

Station operating expenses	90,304	94,832	175,261	181,565
Selling, general and administrative expenses	17,213	18,894	35,709	37,518
Depreciation	3,532	3,289	6,473	6,598
Amortization	1,663	1,564	3,462	3,291

Total operating expenses	112,712	118,579	220,905	228,972

Income from operations	€12,695	€24,744	€3,965	€21,402

Radio operations
Net revenue:
Denmark	€3,623	€3,613	€6,604	€6,581
Sweden	2,848	2,426	4,794	4,153
Finland	3,694	4,408	6,325	7,620
Greece	310	1,162	310	1,854

Total net revenue	10,475	11,609	18,033	20,208

Station operating expenses	3,884	3,984	7,327	7,724
Selling, general and administrative expenses	4,279	4,627	8,209	8,597
Depreciation	519	398	961	774
Amortization	305	339	610	662

Total operating expenses	8,987	9,348	17,107	17,757

Income from operations	€1,488	€2,261	€926	€2,451

Consolidated
Net revenue:	€135,882	€154,932	€242,903	€270,582

Income from operating segments	14,183	27,005	4,891	23,853
Corporate expenses	(3,526)	(3,452)	(6,118)	(6,551)
Non-cash compensation	(207)	—	(414)	—

Operating income (loss)	€10,450	€23,553	€(1,641)	€17,302

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2003
SBS BROADCASTING S.A.
	By:	/s/ MARKUS TELLENBACH
	Name:	Markus Tellenbach
	Title:	Chief Executive Officer

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SBS BROADCASTING SA CONSOLIDATED BALANCE SHEETS (in thousands of euro)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF OPERATIONS AND STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED) (in thousands of euro, except share and per share data)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (in thousands of euro)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands of euro)
SBS BROADCASTING SA NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (in thousands of euro)
SIGNATURES